

December 28, 2010

Mr. Chen Ge
Secretary to the Board of Directors
China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People's Republic of China

>   **Re: China Petroleum & Chemical Corporation**
>   **Form 20-F for Fiscal Year Ended December 31, 2009**
>   **Filed April 30, 2010**
>   **File No. 1-15138**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Business Overview, page 14

Exploration and Production, page 14

Oil and Natural Gas Reserves, page 15

1.   We note that you report significant quantities of proved undeveloped reserves and that minimal quantities of your reserves have been converted to proved developed reserves during the most recently completed fiscal year. Please quantify the portion of your proved undeveloped reserves which have remained undeveloped for five years or more; identify the specific field or project to which these reserves are assigned; and explain the reasons they have remained undeveloped. Please submit a schedule listing all such fields

or projects and the volume of reserves for each such field or project and in total. For further guidance, you may refer to Question 131.03 of the Oil and Gas Rules Compliance and Disclosure Interpretations, which can be found at:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

Exploration and Development Activities, page 18

2.   Please revise your table setting forth your number of productive wells to include the gross number of wells in addition to the net number of wells already included in the table. Also disclose the total gross and net developed acreage by geographic area. Refer to Item 1208(a) of Regulation S-K.

Controls and Procedures, page 81

Changes in Internal Control over Financial Reporting, 82

3.   We note Mr. Wang Tainpu's statement in your Fiscal Year 2009 Investor Luncheon held on March 28, 2010 that during fiscal year 2009 you "…refined the management and internal control system to shape a management model unique to Sinopec in compliance with the corporate development strategy." Please tell us whether the changes to your internal control system materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 15(d) of Form 20-F.

Financial Statements, page F-1

Note 1 – Principal Activities, Organization and Basis of Presentation, page F-11

Basis of preparation, page F-11

4.   We note your disclosure indicating that you changed your accounting policy to measure your property, plant and equipment under the cost method. In addition, we note the retrospective application of this change in accounting policy essentially had no impact on your financial condition and results of operations for the financial statement periods you have presented.

Please tell us how often you revalued your property plant and equipment under your prior accounting policy and submit a schedule showing the dates and results of all revaluations conducted in prior periods.

Since you do not appear to have recorded any material revaluations, tell us how you concluded that this change in accounting policy would result in more reliable and relevant information to the users of your financial statements.

Supplemental Information on Oil and Gas Producing Activities, page 67

5.   We note your disclosure on page F-14 stating that you account for investments in associates and jointly controlled entities using the equity method. Please disclose the information required by FASB ASC 932-235-50 separately for equity method investees or add disclosure clarifying that you have not combined equity method detail with your consolidated information if true.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown, Attorney-Advisor, at (202) 551-3265 or Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director